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                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  COMMERCIAL NATIONAL FINANCIAL CORPORATION
                               (Name of Issuer)


                          Common Stock, $1 par value
                        (Title of Class of Securities)

                                  202216107
                                (CUSIP Number)


                              Kenneth R. Luneack
                 721 E. Washington, St. Louis, Michigan 48880
                                (517) 681-5774
                (Name, Address and telephone Number Of person
              Authorized to Receive Notices and Communications)


                              November 19, 1997
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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1.    NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Kenneth R. Luneack ###-##-####

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
      (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS
      PF Personal Funds

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or 2(e)               [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America


NUMBER OF SHARES                7.  Sole Voting Power           56,935.53
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
                                8.  Shared Voting Power                 0
                                9.  Sole Dispositive Power      56,935.53
                               10.  Shared Dispositive Power            0

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      56,935.53

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES(SEE INSTRUCTIONS)
      N.A.
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.94%

14.   TYPE OF REPORTING PERSON
      IN-Individual


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ITEM 1.     SECURITY OF ISSUER

        COMMERCIAL NATIONAL FINANCIAL CORPORATION
        Common Stock, $1 par value
        101 North Pine River Street, Ithaca, Michigan 48847

ITEM 2.     IDENTITY AND BACKGROUND
(A) Kenneth R. Luneack

(B) Business Address:
        721 E. Washington, St. Louis, Michigan 48880

(C) Principal Employment:
        Owner of Ken Luneack Construction, Inc.
        721 E. Washington, St. Louis, Michigan 48880

(D) This reporting person has not during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject of, or prohibiting activities subject to, federal or state securities laws or find any violation of such laws.

(F) Citizenship:
        United States of America

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
        Personal Funds $405,000

ITEM 4: PURPOSE OF TRANSACTION
        The purpose of the acquisition of common Stock is long term passive investment. Mr. Luneack may acquire additional common stock subject to availability at prices deemed attractive to Mr. Luneack. However, Mr. Luneack may also determine to dispose of some or all of his holdings. Other than set forth herein, Mr. Luneack has no plans or proposals which relate to or would result in any of the actions specified in Item 4 of Form 13D promulgated by the Securities and Exchange Commission

ITEM 5. INTEREST IN SECURITIES OF ISSUER
(a)     Kenneth R. Luneack 56,935.53 shares representing 5.94%
(b)
         NUMBER OF SHARES         7. Sole Voting Power           56,935.53
         BENEFICIALLY OWNED
         BY EACH REPORTING
         PERSON
                                  8.  Shared Voting Power                0
                                  9.  Sole Dispositive Power     56,935.53
                                 10.  Shared Dispositive Power           0

(c) Mr. Luneack gifted 2,112 shares to immediate family members during the month of December.

(d)      Not applicable

(e)      Not applicable

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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
TO SECURITIES OF THE ISSUER.
Not applicable

ITEM 7. MATERIAL TO BE FILED WITH EXHIBITS

No additional material filed as exhibits.

After Reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Date) Jan. 6, 1998
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(Signature)   Kenneth R. Luneack
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(Name/Title)
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